SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 000-19495
EMBREX, INC.

(Exact name of registrant as specified in its charter)
1040 Swabia Court, Durham, NC 27703
(919) 941-5185

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☒	Rule 12h-3 (b)(1)(ii)	☐
Rule 12g-4 (a)(1)(ii)	☐	Rule 12h-3 (b)(2)(i)	☐
Rule 12g-4 (a)(2)(i)	☐	Rule 12h-3 (b)(2)(ii)	☐
Rule 12g-4 (a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3 (b)(1)(i)	☒

Approximate number of holders of record as of the
certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Embrex, Inc., a North Carolina corporation, by the undersigned duly authorized person.

Dated: January 19, 2007

EMBREX, INC.

	By:	/s/ Don T. Seaquist

Name: Don T. Seaquist Title: Vice President, Finance and Administration